June 14, 2016

Ms. Sonia Gupta Barros

Assistant Director, Office of Real Estate and Commodities

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:                             Two Harbors Investment Corp.

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed February 26, 2016

File No. 001-34506

Dear Ms. Barros:

We refer to the comment letter dated May 31, 2016 from the Staff of the Securities and Exchange Commission concerning the Form 10-K for Fiscal Year Ended December 31, 2015 filed on February 26, 2016 for Two Harbors Investment Corp. (the “Company”). We have set forth in boldface type the text of the Staff’s comment in the aforementioned comment letter, followed by the Company’s response in plain text.

Definitive Proxy Statement filed March 31, 2016

Management Agreement with PRCM Advisers LLC, page 25

1.              We note your disclosure that you reimburse PRCM Advisers for the compensation paid by Pine River to its employees serving as your Chief Financial Officer and General Counsel, and that these persons are named executive officers. In future Exchange Act reports, please revise your disclosure to quantify the amount reimbursed to PRCM Advisers for the allocable share of the compensation paid by Pine River to its personnel serving as your named executive officers. Please also supplementally provide us your analysis as to why you believe Item 402 disclosure for these amounts reimbursed is not required or not material.

Response:

In future Exchange Act periodic reports, we will disclose the expense reimbursement amounts paid by the Company to PRCM Advisers, acting as its external manager under the Management Agreement, for the allocable share of the compensation paid by Pine River to its personnel serving as our named executive officers. While these expense reimbursement amounts were not identified in the above-referenced section of our Definitive Proxy Statement, we note for your reference that our Annual Report on Form 10-K for the year ended December 31, 2015 does disclose the expense reimbursement amounts that we paid to PRCM Advisers for the services provided by the Pine River employees acting as our Chief Financial Officer and our General Counsel (see page 73). We also disclose such expense reimbursement amounts on a quarterly basis in our Quarterly Reports on Form 10-Q.  Except for these disclosed expense reimbursements related to the Chief Financial Officer and General Counsel, the Company does not reimburse PRCM Advisers for any other expenses related to the compensation of any other of our named executive officers.

The Company respectfully submits that disclosure of the aforementioned expense reimbursements to PRCM Advisers for compensation Pine River pays to its employees acting as the Company’s Chief Financial Officer and our General Counsel is not required under Item 402 of Regulation S-K to be included in our Exchange Act reports. Item 402 requires the disclosure of all compensation paid to the named executive officers of a registrant “for all services rendered, in all capacities, to the registrant . . . .” As an externally managed company, we have no employees and do not pay cash compensation to any executive officers or other employees; rather, we have a Management Agreement in place with PRCM Advisers, pursuant to which we pay PRCM Advisers to provide us with certain services necessary to manage the day-to-day operation of our business and, as discussed below, we disclose all compensation paid to PRCM Advisers for these services.  Among the services it provides under the Agreement, PRCM Advisers, through its parent company (Pine River), employs the personnel necessary to act as our named executive officers.  As employees and/or partners of Pine River, the individuals acting as our named executive officers are compensated by Pine River based on the services they provide to Pine River, and Pine River is solely responsible for (1) making decisions relating to cash compensation based on such factors as Pine River determines is appropriate and (2) administering payroll, collecting income taxes, determining and administering benefits and benefit plans and all other matters related to their employment and/or partnership. Further, the determination of any such cash compensation and benefits provided by Pine River to its employees acting as our named executive officers may involve factors unrelated to the Company. Accordingly, the cash compensation and benefits that Pine River pays to its employees acting as our named executive officers exceeds the scope of disclosure required under Item 402.

The manner in which we disclose the expense reimbursement amounts paid to PRCM Advisers under the Management Agreement is consistent with that requested by the Staff in a letter to the Company dated July 7, 2011 (the “2011 Staff Letter”). The 2011 Staff Letter requested that the Company disclose expense reimbursements paid to PRCM Advisers, including the portion of the expense reimbursement payments made to PRCM Advisers that are attributable to compensation paid by Pine River to the individuals acting as our named executive officers; the 2011 Staff Letter did not request or require any additional disclosure regarding the details of such expense reimbursements.  In our letter to the Staff dated July 8, 2011, we expressed our agreement to provide such expense reimbursement amounts and have since disclosed such amounts in each of our subsequent Exchange Act periodic reports.  We note that the Staff’s request in the 2011 Staff Letter for the disclosure of expense reimbursement amounts related to compensation, without further detail, is consistent with prior Staff correspondence with several other externally-managed companies having similar external management arrangements.

As noted above, we disclose the terms of the Management Agreement and the amount of the fees and expense reimbursements paid to the external manager thereunder in our periodic filings, and this information is reviewed by our Board of Directors on a periodic basis to ensure that PRCM Advisers manages our business in conformity with the policies and guidelines approved and monitored by our Board of Directors.  We also disclose the details of our equity incentive plan (“Plan”), and the equity awards made to the individuals acting as our named executive officers thereunder, in accordance with Item 402 of Regulation S-K. Such equity compensation awarded to the individuals acting as our named executive officers is the responsibility of the Company and is determined by our Compensation Committee in accordance with the Plan.  Together, we feel that the information concerning the aggregate compensation we pay to PRCM Advisers (the base management fee and expense reimbursements) and the equity incentive awards granted under the Plan represent the most meaningful information we can provide to our stockholders, and that the management agreement along with the utilization our Plan effectively align the interests of PRCM Advisers with those of our Company, our named executive officers and, most importantly, our stockholders.

*   *   *   *   *

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further comments please direct them to our General Counsel and Secretary, Rebecca Sandberg, at 590 Madison Ave., 36th Floor, New York, NY 10022, via telephone at (612) 238-3385 or via email rebecca.sandberg@twoharborsinvestment.com.

Sincerely,

TWO HARBORS INVESTMENT CORP.

By:	/s/ Brad Farrell
Name:	Brad Farrell
Title:	Chief Financial Officer and Treasurer